Filed by Edgewater Technology, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

And deemed filed pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Edgewater Technology, Inc. (Commission File No. 000-20971)

March 16, 2018

Edgewater Technology announces an agreement with the Alithya Group for the creation a North-American Digital Technology Transformation Leader

Dear colleagues,

We are pleased to inform you that Edgewater Technology and Alithya have concluded an agreement for the combination of our two companies.

Alithya is one of the most prominent private strategy and digital technology consulting firms in Canada. Founded in 1992, it employs more than 1,600 professionals in ten offices across Canada and France, namely in Montreal, Québec and Toronto. Alithya has a solid reputation and serves an impressive list of clients, mainly in the sectors of finance, insurance, telecommunications, energy, transportation, health, retail and government services. Alithya is also known for its expertise with the ORACLE (EBS and ERP Cloud) and Microsoft products.

The new entity will become a North-American digital technology transformation leader, with 2,000 consultants. The undersigned, Paul Raymond, current CEO of Alithya, will become the CEO of the new entity.

This is great news for Edgewater. Alithya has grown rapidly, both organically and through acquisitions. As an indication, in the last six years, Alithya acquired five companies, bringing 1,200 professionals on board and generating 550% revenue growth. Their ability to successfully integrate companies was a key-element in our decision to conclude a transaction. In addition, Edgewater’s Board and Management are convinced that the complementarity of our expertises will allow our new company to better serve our clients as the transaction opens new markets and accelerates the development of new practices. Moreover, it will offer new career opportunities for our employees and create value for our shareholders,

The proposed transaction will be submitted to our shareholders for approval over the next few weeks, as well as to regulatory authorities. Once approved, it will be followed by the closing of the transaction, which is expected to occur during the summer. The new entity will then officially be formed, under the name of Alithya, and will be listed on both NASDAQ and the TSX.

Edgewater’s operations will report to the COO of Alithya, Claude Rousseau. The CFO of the new company will be Mathieu Lupien, current CFO of Alithya and the other corporate functions will report to current Alithya leaders. We are also pleased to announce that Russell Smith will lead the operations of the new group in the United States.

This announcement is a crucial moment in our development and we want to thank you for your engagement towards the company. We understand that this change will create uncertainty and raise several questions. However, the next weeks and months will require us to remain concentrated on serving our clients so that we continue to be a trusted advisor.

We will organise meetings shortly so that you have the chance to meet with the new management and ask questions. Until then, our Management team and your superior will be available to answer your questions.

Thank you for your trust and your engagement.

Jeff Rutherford Interim CEO of Edgewater Technology	Paul Raymond CEO of Alithya Group inc.